                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                Amendment No. 2*

                               Angeion Corporation
                  --------------------------------------------
                                (Name of Company)

                     Common Stock, par value $.01 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   03462H 10 7
                  --------------------------------------------
                                 (CUSIP Number)

                             James C. Colihan, Esq.
                                Coudert Brothers
                           1114 Avenue of the Americas
                        New York, NY 10036 (212) 626-4400
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 1998
                  --------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Page 2 of 11 Pages

CUSIP No. 03462H 10 7                                   13D
--------------------------------------------------------------------------------

1        Name of Reporting Person           Synthelabo

         S.S. or I.R.S. Identification No. of Above Person          000-00-0000
--------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group*

                  a.   /__/

                  b.   /__/
--------------------------------------------------------------------------------

3        SEC Use Only

--------------------------------------------------------------------------------

4        Source of Funds*

                  00(1)

--------------------------------------------------------------------------------

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /__/

--------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                     France

--------------------------------------------------------------------------------



                           7        Sole Voting Power
  Number of                         11,935,935
   Shares
Beneficially               8        Shared Voting Power
  Owned By                          0
    Each
  Reporting                9        Sole Dispositive Power
   Person                           11,935,935
    With
                           10       Shared Dispositive Power
                                    0

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   11,935,935

--------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*  /__/

--------------------------------------------------------------------------------

13       Percent of Class Represented By Amount in Row (11)

                           21.8%

--------------------------------------------------------------------------------


--------
(1) The Supplemental Shares and Supplemental Warrants have been issued in this transaction without consideration in accordance with the Investment Agreement, as described in Item 4.

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Page 3 of 11 Pages

14       Type of Reporting Person

                           CO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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Page 4 of 11 Pages

This Amendment No. 2 (this "Amendment") to the Schedule 13D filed on December 19, 1997 (the "Schedule 13D") on behalf of Synthelabo, a societe anonyme organized under the laws of France ("Synthelabo"), relates to the Common Stock, par value $.01 per share ("Common Stock"), of Angeion Corporation, a Minnesota corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.  Security and Company.

         This Amendment relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 7601 Northland Drive, Brooklyn Park, MN 55428.

Item 2.  Identity and Background.

         Schedule A to the Schedule 13D, attached hereto, has been modified to reflect current information.

Item 3.  Source and Amount of Funds or Other Consideration.

         This Amendment relates to the acquisition (the "Acquisition") as of October 15, 1998 by Synthelabo of (i) 3,846,153 additional shares of Common Stock of the Issuer (the "Supplemental Shares"), and (ii) a Common Stock Purchase Warrant (the "Supplemental Warrant") entitling Synthelabo to acquire an additional 2,307,692 shares of Common Stock of the Issuer pursuant to the Amended and Restated Investment and Master Strategic Relationship Agreement, dated as of October 9, 1997, between the Issuer and Synthelabo (the "Investment Agreement"). The Supplemental Shares and Supplemental Warrants were issued without consideration as an adjustment to Synthelabo's initial investment pursuant to the Investment Agreement.

Item 4.  Purpose of Transaction.

         Pursuant to the Investment Agreement, Synthelabo acquired the Supplemental Shares and the Supplemental Warrant as an adjustment to the 2,251,408 shares of the Issuer's Common Stock (the "Initial Shares") and Common Stock Purchase Warrant (the "Warrant") initially acquired by Synthelabo on December 9, 1997. The Warrant entitled Synthelabo to purchase an additional 1,350,845 shares of the Issuer's Common Stock pursuant to the Investment Agreement. The Supplemental Shares were calculated in accordance with the Investment Agreement by dividing $15,000,000 by $2.46, representing a 30% premium over the average quoted price of the Common Stock for all trading days within the fifteen (15) trading days immediately prior to and including October 9, 1998, and subtracting therefrom the number of Initial Shares. The Supplemental Warrant is immediately exerciseable at an exercise price of $2.46 per share and has an expiration date of December 9, 2001. Synthelabo may sell all or a portion of its shares of Issuer Common Stock in open-market or private transactions, depending upon prevailing market conditions or other factors, each in accordance with and subject to the terms of the Investment Agreement and applicable securities laws. Pursuant to the Investment Agreement, Synthelabo has the right to designate one nominee to serve upon appointment or election to the Board of Directors.

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Page 5 of 11 Pages

         The Reporting Person continues to have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of the instructions to Item 4 or any similar action or effect. Nothing in this statement on Schedule 13D shall be deemed to preclude the Reporting Person from developing or implementing any such plan or proposal.

Item 5.  Interest in Securities of the Company.

         (a) Following the Acquisition, Synthelabo will be the direct owner of 7,459,959 shares of the Issuer's Common Stock, together with warrants to purchase a further 4,475,976 shares of the Issuer's Common Stock. Accordingly, based upon information contained in the Issuer's quarterly report on Form 10-Q for the period ended September 30, 1998 and filed on October 15, 1998, as well as information obtained from the Issuer. Synthelabo will be the direct owner of 19.4% of the issued and outstanding shares of the Issuer's Common Stock as a result of the 7,459,959 shares owned by Synthelabo (21.8% of such issued and outstanding shares of the Issuer's Common Stock as a result of such shares and the 4,475,976 shares underlying the warrants).

         (b) Synthelabo has sole power to vote and dispose of all of the shares beneficially owned by it as reported above.

         (c) Synthelabo acquired the Supplemental Shares and the Supplemental Warrants as of October 15, 1998 in a privately negotiated transaction.

         (d) Not applicable.

         (e) Not applicable.

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Page 6 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 1998

SYNTHELABO

By: /s/ Herve Guerin
    Name:  Herve Guerin
    Title: President du Conseil d'Administration

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Page 7 of 11 Pages

                                   SCHEDULE A

1.       DIRECTORS AND EXECUTIVE OFFICERS OF SYNTHELABO

Name and Principal                                                Present Principal
Business Address;                     Position with               Employment if not
Citizenship                           Synthelabo                  Stated at Left
Herve Guerin                          President
17 avenue de Madrid                    du Conseil
92200 Neuilly sur Seine,                 de l'Administration
France
Citizenship: French

Pierre Castres Saint-Martin           Administrateur et           Directeur General
11 rue Porto Riche                       Vice-President           Adjoint de L'Oreal;
92190 Meudon, France                                              Vice-President de L'Oreal
Citizenship: French

Jacques Baetz                         Administrateur
57 rue de Plaisance
92250 La Garenne-Colombes,
France
Citizenship: French

Regis Dufour                          Administrateur
32 chemin de la Foret
78860 Saint Nom la Breteche,
France
Citizenship: French

Pierre Meneau                         Administrateur              Gerant de G.D.I.E.
1 Allee des Sequoias
Corene Montfleury
18700 La Tronche, France
Citizenship: French

Yves Faivre                           Administrateur
88 rue la Fontaine
75016 Paris, France
Citizenship: French

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Page 8 of 11 Pages

Pierre Lepienne                       Administrateur
Le Moulin du Patis                    Vice-President Executif
02570 Chezy sur Marne,
France
Citizenship:

Carlos Pomaret                        Administrateur              Administrateur de l'Action
Le Petit Heurteloup                                               Sociale Pharmaceutique
Longnes
78980 Breval, France
Citizenship: French

Gerard Chouraqui                      Administrateur
58 boulevard du General
   Leclerc
92200 Neuilly sur Seine,
France
Citizenship: French

Salomon Zender Langer                 Administrateur
92 rue Jouffroy d'Abbans
75017 Paris, France
Citizenship: French

2.       DIRECTORS AND EXECUTIVE OFFICERS OF L'OREAL

Name and Principal                                                Present Principal
Business Address;                     Position with               Employment if not
Citizenship                           L'Oreal                     Stated at Left
Lindsay Owen-Jones                    President du Conseil
16 rue Royale                          d'Administration
75008 Paris, France
Citizenship: UK

Pierre Castres Saint Martin           Administrateur et
14 rue Royale                         Directeur General
75008 Paris, France                     Adjoint;
Citizenship: French                     Vice-President

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Page 9 of 11 Pages

Francois Dalle                        Administrateur              President de l'Institut
Villa Clairefontaine                                              International de l'Entreprise;
14 chemin du Nant d'Argent                                        President de l'Association
CH-1223 Cologny, Switzerland                                      Entreprise et Progres
Citizenship: French

Guy Landon                            Administrateur              President de Artcurial SA
14 rue Royale
75008 Paris, France
Citizenship: French

Marc Ladreit de Lacharriere           Administrateur              President de Fimalac SA
7 rue Boissonnade
75004 Paris, France
Citizenship: French

Olivier Lecerf                        Administrateur              Administrateur et President
8 rue Guy de Maupassant                                           d'Honneur de Lafarge SA
75116 Paris, France
Citizenship: French

Oswald Helmut Maucher                 Administrateur et           President de Nestle SA Suisse
9 chemin de la Fin                     Vice-President
1802 Corseaux Canton de
   Vaud, Switzerland
Citizenship: German

Jean-Pierre Mayers                    Administrateur              Administrateur de Gesparal
3 Rond Point Saint James               et Vice-President          et de Nestle SA Suisse
92200 Neuilly sur Seine,
France
Citizenship: French

Jacques P. Visiox                     Administrateur
8 avenue Leon Heuzey
75016 Paris, France
Citizenship: French

Liliane Bettencourt                   Administrateur              Business Woman
18 rue de Labordere                                               Vice-President de Gesparal
9220 Neuilly sur Seine,
France
Citizenship: French

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Page 10 of 11 Pages

Edouard de Royere                     Administrateur              Administrateur de Air Liquide
4 rue de Chanaleilles                                             SA
75007 Paris, France
Citizenship: French

Francoise Bettencourt-Mayers          Administrateur              Administrateur de Gesparal SA
5 rue du 8 mai 1945
92110 Clichy, France
Citizenship: French

Peter Brabeck-Letmathe                Administrateur              Administrateur Delegue de
55 avenue Nestle                                                  Nestle SA Suisse;
CH-1800 Vevey, Switzerland                                        Administrateur de Gesparal
Citizenship: Austrian

Francisco Castander Blasco            Administrateur
55 avenue Nestle
CH-1800 Vevey, Switzerland
Citizenship: Spanish

3.       DIRECTORS AND EXECUTIVE OFFICERS OF GESPARAL

Name and Principal                                                Present Principal
Business Address;                     Position with               Employment if not
Citizenship                           Gesparal                    Stated at Left
Andre Bettencourt                     President du Conseil
18 rue de Labordere                     d'Administration
92200 Neuilly sur Seine,
France
Citizenship: French

Francois Dalle                        Administrateur              President de l'Institut
Villa Clairefontaine                    et Vice-President         International de l'Entreprise;
14 chemin du Nant d'Argent                                        President de l'Association
CH-1223 Cologny, Switzerland                                      Entreprise et Progres
Citizenship: French

Oswald Helmut Maucher                 Administrateur              President de Nestle SA
9 chemin de la Fin                      et Vice-President         Suisse
1802 Canton de
   Vaud, Switzerland
Citizenship: German

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Page 11 of 11 Pages

Jose Daniel Gubert                    Administrateur
Chemin de Plantaz, 65
CH-1095 Lutry
Switzerland
Citizenship: Spanish

Liliane Bettencourt                   Vice-President et           Business Woman
18 rue de Labordere                    Administrateur
92200 Neuilly sur Seine,
France
Citizenship: French

Francoise Bettencourt-Mayers          Administrateur              Administrateur de Gesparal SA
5 rue du 8 mai 1945
92110 Clichy, France
Citizenship: French

Jean-Pierre Mayers                    Administrateur              Administrateur de Gesparal
3 Rond Point Saint James               et Vice-President          et Nestle SA Suisse
92200 Neuilly sur Seine,
France
Citizenship: French

Lindsay Owen-Jones                    President du Conseil
16 rue Royale                          d'Administration
75008 Paris, France
Citizenship: UK

Peter Brabeck-Letmathe                Administrateur              Administrateur Delegue de
55 avenue Nestle                                                  Nestle SA Suisse
CH-1800 Vevey, Switzerland
Citizenship: Austrian

Francisco Castaner Blasco             Administrateur
55 avenue Nestle
CH-1800 Vevey, Switzerland
Citizenship: Spanish